UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 29, 2023

The Necessity Retail REIT, Inc.

(Exact Name of Registrant as Specified in Charter)

Maryland	001-38597	90-0929989
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

650 Fifth Avenue, 30th Floor New York, New York 10019
(Address, including zip code, of Principal Executive Offices)

Registrant’s telephone number, including area code: (212) 415-6500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Class A Common Stock, $0.01 par value per share	RTL	The Nasdaq Global Select Market
7.50% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share	RTLPP	The Nasdaq Global Select Market
7.375% Series C Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share	RTLPO	The Nasdaq Global Select Market
Preferred Stock Purchase Rights		The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

The 2023 annual meeting of stockholders (the “Annual Meeting”) of The Necessity Retail REIT, Inc. (the “Company”) was held on June 29, 2023, at which there were present, in person or by proxy, stockholders holding an aggregate of 102,334,453 shares of the Company’s common stock, out of a total number of 133,758,801 shares of the Company’s common stock issued and outstanding and entitled to vote at the Annual Meeting, representing approximately 76.51% of the shares entitled to be voted.

At the Annual Meeting, the Company’s stockholders: (i) re-elected Lisa D. Kabnick and Edward M. Weil, Jr. as Class III directors to serve until the Company’s 2026 annual meeting of stockholders and until their successors are duly elected and qualify; (ii) ratified the appointment of PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023; and (iii) approved, on a non-binding advisory basis, the compensation of the Company’s named executive officers (“NEOs”). The proposals are described in detail in the Company’s definitive proxy statement dated April 10, 2023. No other proposals were submitted to a vote of the Company’s stockholders at the Annual Meeting. The final results of the matters voted on at the Annual Meeting are set forth below:

Proposal 1 - Election of Class III Directors

Nominee	For	Withhold	Broker Non-Votes
Lisa D. Kabnick	26,374,478	53,924,622	22,035,353
Edward M. Weil, Jr.	54,020,556	26,278,206	22,035,353

Members of our board of directors are elected by the affirmative vote of a plurality of the votes cast, with the person receiving the most votes cast elected to the board. Given Ms. Kabnick’s and Mr. Weil’s experience, leadership and extensive knowledge of the Company’s industry and its long-term business strategy, our board remains confident that Ms. Kabnick and Mr. Weil are well-qualified to continue to serve as members of the board and contribute meaningfully to the board and the Company’s long-term business objectives.

Proposal 2 - Ratification of the Appointment of PwC as the Company’s Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2023:

For	Against	Abstain	Broker Non-Votes
99,649,286	1,638,581	1,046,585	*

* No broker non-votes arose in connection with Proposal No. 2.

Proposal 3 - Non-Binding Advisory Vote on the Compensation of the Company’s Named Executive Officers:

For	Against	Abstain	Broker Non-Votes
40,186,283	37,925,117	2,241,149	*

* No broker non-votes arose in connection with Proposal No. 3.

The terms of a Cooperation Agreement and Release, dated June 4, 2023, between the Company, The Necessity Retail REIT, Inc. (“RTL”) and certain of their respective affiliates and Blackwells/Related (as defined in the Prior Form 8-K) terminating the proxy contests between Blackwells/Related and the Company and RTL were disclosed in the Company's Current Report on Form 8-K filed with the SEC on June 5, 2023 (the “Prior Form 8-K”). An estimate of the anticipated cost to the Company of the solicitation of proxies was included in the Company's proxy statement, as supplemented.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No	Description
99.1	Press Release dated June 29, 2023
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE NECESSITY RETAIL REIT, INC.

By:	/s/ Edward M. Weil, Jr.
Edward M. Weil, Jr.
Chief Executive Officer and President (Principal Executive Officer)

Dated: June 29, 2023